                                 SUPPLEMENT TO

                     AMENDED AND RESTATED OFFER TO PURCHASE

                                  (AIMCO LOGO)

                             AIMCO PROPERTIES, L.P.
        is offering to purchase any and all limited partnership units in

                        NATIONAL PROPERTY INVESTORS III
                          FOR $178.35 PER UNIT IN CASH

     On February 16, 2005, we commenced an offer to purchase the limited partnership units of National Property Investors III upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal dated as of that date, which have been subsequently amended and restated by the Amended and Restated Offer to Purchase and the Amended and Restated Letter of Transmittal, each dated as of June 6, 2005 (which, together with any supplements or amendments, including this Supplement and the Amended and Restated Offer to Purchase and the related Amended and Restated Letter of Transmittal, collectively constitute the "Offer").

     THE PURPOSE OF THIS SUPPLEMENT IS TO SUPPLEMENT AND AMEND THE INFORMATION CONTAINED IN THE AMENDED AND RESTATED OFFER TO PURCHASE PREVIOUSLY MAILED TO YOU. WE URGE YOU TO READ THE INFORMATION IN THIS SUPPLEMENT AND THE OFFER CAREFULLY FOR A DESCRIPTION OF OUR OFFER. SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE AMENDED AND RESTATED OFFER TO PURCHASE PREVIOUSLY MAILED TO YOU FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER.

     Upon the terms and subject to the conditions set forth in the Offer, we will accept any and all units validly tendered in response to our offer. You will not pay any partnership transfer fees if you tender units pursuant to this offer. You will pay any other fees or costs, including any transfer taxes. Our offer price will be reduced for any distributions subsequently made or declared by your partnership prior to the expiration of our offer.

     OUR OFFER HAS BEEN EXTENDED. OUR OFFER AND YOUR WITHDRAWAL RIGHTS WILL NOW EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON JULY 15, 2005, UNLESS WE EXTEND THE DEADLINE.

     If you desire to tender any of your units in response to our offer, you should complete and sign the Amended and Restated Letter of Transmittal that was previously mailed to you in accordance with its instructions and mail and deliver it and any other required documents to the Altman Group, Inc., which is acting as the Information Agent in connection with our offer. If you have already tendered your units, you need not take any further action to continue to tender your units. If you have already tendered your units and would like to withdraw any of your tendered units, you must comply with the requirements for exercising your withdrawal rights as set forth in the Amended and Restated Offer to Purchase.

     THE GENERAL PARTNER DOES NOT MAKE ANY RECOMMENDATION REGARDING WHETHER YOU SHOULD ACCEPT OUR OFFER. YOU ARE ENCOURAGED TO CAREFULLY REVIEW THIS SUPPLEMENT, THE AMENDED AND RESTATED OFFER TO PURCHASE, THE AMENDED AND RESTATED LETTER OF TRANSMITTAL, AND ANY OTHER INFORMATION AVAILABLE TO YOU AND TO SEEK THE ADVICE OF YOUR INDEPENDENT LAWYER, TAX ADVISOR AND/OR FINANCIAL ADVISOR WITH RESPECT TO YOUR PARTICULAR CIRCUMSTANCES BEFORE DECIDING WHETHER OR NOT TO ACCEPT OUR OFFER.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  July 8, 2005

VALUATION OF UNITS

     General. As disclosed in the Amended and Restated Offer to Purchase, under the section entitled "SPECIAL FACTORS -- Valuation of Units," we initially determined our offer price by calculating a net equity value per unit, which is equal to the amount that would be distributed to limited partners in the event of a hypothetical winding up of the partnership, assuming that all of the partnership's properties are sold at prices equal to our estimate of their gross property values. The gross property value is directly comparable to the gross sale price if a property were sold. Ordinarily, when a property is sold, the terms of the mortgage on the property require that the outstanding balance be repaid, together with a prepayment penalty. As a result, in calculating net equity value, we deduct our estimate of such prepayment penalties from the gross property value to arrive at a net property value.

     After calculating a net property value for each property owned by the partnership, we add the net property values of all properties to arrive at an aggregate net property value for the partnership. We then (i) add our estimate of the value of all other assets of the partnership, and (ii) deduct the amount of all liabilities of the partnership, including the mortgage debt (but not the prepayment penalty which was deducted from the gross property value to produce the net property value). The result is what we refer to as the net equity value of the partnership. We then allocate a portion of the net equity value of the entire partnership to the limited partners, which represents the portion allocable to the limited partners under the partnership agreement, and divide this by the number of outstanding limited partnership units to determine a net equity value per unit. In our Amended and Restated Offer to Purchase, dated June 6, 2005, we calculated a net equity value of $178.35 per unit, which is our offer price.

     Pinetree Apartments. As disclosed in the Amended and Restated Offer to Purchase, on May 19, 2005, your general partner entered into a purchase agreement with an unrelated third party to sell Pinetree Apartments as part of a sale of a portfolio of nine properties. The total sales price for the portfolio is $62,300,000, of which $5,800,000 represents the sales price for Pinetree Apartments. This amount compares with our estimate of the gross property value of Pinetree Apartments of $5,376,146. In determining our offer price, we deducted from this gross property value a prepayment penalty for the Pinetree mortgage equal to $1,056,146 because a prepayment penalty would be payable for at least the next year under the terms of the Pinetree mortgage. The property sale is expected to close on August 4, 2005. Accordingly, a prepayment penalty will be due if the mortgage is repaid at that time.

     Under the purchase agreement, the buyer will pay for all title costs, but the partnership is responsible for payment of one-half of the escrow fees, and all of its other closing cost associated with the sale of Pinetree Apartments including but not limited to a broker's commission and transfer taxes. We estimate that our share of the closing costs will be 3% of the contract sale price ($174,000), and transfer taxes will be 0.4% of the contract sale price ($23,200), all of which will be paid to unrelated third parties. The closing costs may include, but are not limited to, broker's commissions, escrow fees and recording fees. In addition, your general partner is entitled to receive an incentive compensation fee in connection with the sale of Pinetree Apartments. We estimate that this fee will be approximately $44,000 to $76,000, which we expect will be paid from the partnership's future cash flow or proceeds.

     Revised Calculation of Net Equity Value per Unit. Based on the foregoing, we have recalculated net equity value per unit, using the same methodology and amounts as described under "SPECIAL FACTORS -- Valuation of Units" in the Amended and Restated Offer to Purchase, except that:

     - we used the contract sale price for Pinetree Apartments ($5,800,000) instead of our estimated gross property value ($5,376,146); and

     - we deducted $3,155 for a distribution to the general partner of National Pinetree, L.P. (the partnership through which your partnership owns an interest in Pinetree Apartments) that would be payable in accordance with its partnership agreement.

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

     The revised calculation is as follows:

Aggregate net property value of partnership properties......  $ 37,166,725
Plus: Cash and cash equivalents.............................       241,082
Plus: Other partnership assets..............................       435,993
Less: Mortgage debt, including accrued interest.............   (27,201,490)
Less: Loans from partners...................................      (204,588)
Less: Accounts payable and accrued expenses.................      (113,335)
Less: Other liabilities.....................................    (1,052,939)
Less: Distribution to lower tier general partner............        (3,155)
                                                              ------------
Net equity value of your partnership........................  $  9,268,296
Net equity value allocated to holders of units..............  $  8,869,091
  Total number of units.....................................        48,049
                                                              ------------
Net equity value per unit...................................  $     184.58
                                                              ============

     In our calculation of the net equity value per unit, we have not made any deduction for customary transaction costs that would ordinarily be incurred in connection with a sale of a property such as broker's commissions, title and escrow fees and transfer taxes. In our experience, the seller's closing costs are approximately 3% of the sale price, and transfer taxes vary based on the jurisdiction in which the property is located. If we had deducted an amount equal to the estimated transaction costs, the net equity value of the partnership and the net equity value per unit would be correspondingly reduced.

     Revised Calculation of Net Liquidation Proceeds per Unit. We have also recalculated our estimate of the net liquidation value per unit, using the same methodology and amounts described under "Revised Calculation of Net Equity Value per Unit" in this Supplement, except that we used the 2003 AAA appraised value for Lakeside Apartments instead of our estimate of its gross property value:

     The revised calculation is as follows:

Net appraised value of partnership properties...............  $ 41,446,725
Plus: Cash and cash equivalents.............................       241,082
Plus: Other partnership assets..............................       435,993
Less: Mortgage debt, including accrued interest.............   (27,201,490)
Less: Loans from partners...................................      (204,588)
Less: Accounts payable and accrued expenses.................      (113,335)
Less: Other liabilities.....................................    (1,052,939)
Less: Distribution to lower tier general partner............        (3,155)
                                                              ------------
Estimated net liquidation proceeds of your partnership......  $ 13,548,293
Estimated net liquidation proceeds allocated to holders of
  units.....................................................  $ 13,020,691
  Total number of units.....................................        48,049
                                                              ------------
Net equity value per unit...................................  $     270.99
                                                              ============

     If we had deducted an amount equal to the estimated transaction costs (broker's commissions, title and escrow fees and transfer taxes), our estimate of the net liquidation proceeds of the partnership and the net liquidation proceeds per unit would be correspondingly reduced.

POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER

     In addition to those factors described in the Amended and Restated Offer under "SPECIAL FACTORS -- Position of the General Partner of Your Partnership With Respect to the Offer -- Factors in Favor of Fairness Determination," the general partner also considered the fact that our estimate of net equity value per unit and

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

the net liquidation proceeds per unit do not take into account any transaction costs associated with a sale of a property.

     In addition to those factors described in the Amended and Restated Offer to Purchase under "SPECIAL FACTORS -- Position of the General Partner of Your Partnership With Respect to the Offer -- Factors Not in Favor of Fairness Determination," the general partner also considered the fact that our offer price of $178.35 per unit is lower than our revised calculation of net equity value per unit ($184.58) and our revised calculation of net liquidation proceeds per unit ($270.99), in each case, using the contract sale price for Pinetree Apartments.

     The general partner believes the offer price is fair despite the fact that our revised calculation of net equity value per unit and our revised calculation of net liquidation proceeds per unit are higher than our offer price. The difference between our offer price and our revised calculation of net equity value per unit using the contract sale price for Pinetree Apartments ($5,800,000) instead of our estimated gross property value ($5,376,146) is only 3.4%. In addition, our calculation of net equity value per unit does not take into account any transaction costs that would ordinarily be incurred in connection with a sale of a property such as broker's commissions, title and escrow fees and transfer taxes. If we had deducted an amount equal to the estimated transaction costs, the net equity value of the partnership and the net equity value per unit would be correspondingly reduced. For example, we estimate that the transaction costs associated with the sale of Pinetree Apartments are $197,200 (or $3.98 per unit).

LAKESIDE APARTMENTS

     In June 2005, your general partner decided to consider a sale of Lakeside Apartments. The general partner is currently assessing whether a sale of the property or an interest in the property is desirable based on market conditions in Lisle, Illinois, the condition of the property and tax and other considerations. No assurance can be given that the property will be sold or, if sold, when the sale might occur or at what price.

THE SETTLEMENT OF THE NUANES AND HELLER COMPLAINTS

     As disclosed in the Amended and Restated Offer to Purchase under the section entitled "THE OFFER -- Section 6. The Lawsuit and the Settlement -- The Settlement of the Nuanes and Heller Complaints," on April 28, 2005, an objector filed a petition for review with the California Supreme Court in connection with the opinion vacating the order approving the settlement of the Nuanes and Heller complaints and remanding for further findings. On May 18, 2005, AIMCO filed an answer to the objector's petition.

     On June 10, 2005, the California Supreme Court denied the objector's petition for review, and on June 21, 2005, the Court of Appeals sent the matter back to the trial court. The parties intend to ask the trial court to make further findings in connection with the settlement consistent with the Court of Appeals' remand order. The Court of Appeals is also scheduled to hear oral argument in the Heller appeal on July 27, 2005.

                                    *  *  *

     QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THIS SUPPLEMENT, THE AMENDED AND RESTATED OFFER TO PURCHASE OR THE AMENDED AND RESTATED LETTER OF TRANSMITTAL, OR FOR A COMPLETE COPY OF AN APPRAISAL OF ANY OF YOUR PARTNERSHIP'S PROPERTIES, MAY BE DIRECTED TO THE INFORMATION AGENT AT (800) 467-0821.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                             THE ALTMAN GROUP, INC.

           By Mail:                By Overnight Courier:                 By Hand:
   1275 Valley Brook Avenue       1275 Valley Brook Avenue       1275 Valley Brook Avenue
     Lyndhurst, NJ 07071            Lyndhurst, NJ 07071            Lyndhurst, NJ 07071

                         For information, please call:

                           TOLL FREE: (800) 467-0821

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